Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

Monica J. Shilling Member of the Firm d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com
October 26, 2011

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.W.
Washington, D.C. 20549
Attention: John M. Ganley, Senior Counsel

Re:      Ares Capital Corporation (File Nos. 333-174716 & 814-663)

Dear Mr. Ganley:

Ares Capital Corporation (the “Fund”) has today filed Amendment No. 4 (“Amendment No. 4”) to its registration statement first filed on Form N-2 on June 3, 2011 (as thereafter amended, the “Registration Statement”).  As we discussed yesterday, the Fund would like to go effective as soon as possible.

The Fund understands that:

(a)        the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)        Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)        the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement.  Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

United States Securities and Exchange Commission

October 26, 2011

Enclosures

cc:	Michael J. Arougheti, Ares Capital Corporation
Joshua M. Bloomstein, Ares Capital Corporation